UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TELEWEST COMMUNICATIONS plc

(Name of Issuer)

Ordinary Shares, par value 10 pence per share,

represented by American Depositary Shares, each

of which represents 200 Ordinary Shares

(Title of Class of Securities)

G8742C 10 2*

(CUSIP Number)

Limited Voting Convertible Shares,

par value 10 pence per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

IDT Venture Capital, Inc.	with a copy to:
c/o IDT Corporation	McDermott, Will & Emery
520 Broad Street	50 Rockefeller Plaza
Newark, NJ 07102	New York, NY 10020
Attn: Joyce J. Mason, Esq.	Attn: Mark Selinger, Esq.
Tel. No.: (973) 438-1000	Tel. (212) 547-5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

*CUSIP No. 87956P 20 4 relates to the American Depositary Shares.

SCHEDULE 13D

1.	Name of Reporting Person Microsoft UK Cable, Inc. I.R.S. Identification No. of Above Person (Entities only)

2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

        595,670,822 Ordinary Shares

        60,322,654 Limited Voting Shares

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        595,670,822 Ordinary Shares

        60,322,654 Limited Voting Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,670,822 Ordinary Shares 60,322,654 Limited Voting Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 20.7% of Ordinary Shares 73.1% of Limited Voting Shares

14.	Type of Reporting Person CO

SCHEDULE 13D

1.	Name of Reporting Person Microsoft Cable Partnership Holdings, Inc. I.R.S. Identification No. of Above Person (Entities only)

2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 40,385,202 Ordinary Shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 40,385,202 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,385,202 Ordinary Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 1.4% of Ordinary Shares

14.	Type of Reporting Person CO

SCHEDULE 13D

1.	Name of Reporting Person IDT Venture Capital, Inc. I.R.S. Identification No. of Above Person (Entities only)

2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

        636,056,024 Ordinary Shares

        60,322,654 Limited Voting Shares

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        636,056,024 Ordinary Shares

        60,322,654 Limited Voting Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 636,056,024 Ordinary Shares 60,322,654 Limited Voting Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% of Ordinary Shares 73.1% of Limited Voting Shares

14.	Type of Reporting Person CO

SCHEDULE 13D

1.	Name of Reporting Person IDT Corporation I.R.S. Identification No. of Above Person (Entities only) 22-3415036

2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

        636,056,024 Ordinary Shares

        60,322,654 Limited Voting Shares

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        636,056,024 Ordinary Shares

        60,322,654 Limited Voting Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 636,056,024 Ordinary Shares 60,322,654 Limited Voting Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% of Ordinary Shares 73.1% of Limited Voting Shares

14.	Type of Reporting Person CO

SCHEDULE 13D

1.	Name of Reporting Person Howard S. Jonas I.R.S. Identification No. of Above Person (Entities only)

2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

        636,056,024 Ordinary Shares

        60,322,654 Limited Voting Shares

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        636,056,024 Ordinary Shares

        60,322,654 Limited Voting Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 636,056,024 Ordinary Shares 60,322,654 Limited Voting Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% of Ordinary Shares 73.1% of Limited Voting Shares

14.	Type of Reporting Person IN

SCHEDULE 13D

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value 10 pence per share, represented by American Depositary Shares, each of which represents 200 ordinary shares (the “Ordinary Shares”) and limited voting convertible shares, par value 10 pence per share (the “Limited Voting Shares”), of Telewest Communications plc, a company organized under the laws of England and Wales (“Telewest” or the “Issuer”), having its principal executive offices at Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW.

Item 2.    Identity and Background

(a)-(b) and (f)

This statement is being filed jointly by IDT Corporation, a Delaware corporation (“IDT”), IDT Venture Capital, Inc., a Nevada corporation (“IDT Venture”), Microsoft UK Cable, Inc., a Colorado corporation (“MUKC”), Microsoft Cable Partnership Holdings, Inc., a Colorado corporation (“MCPH”) and Howard S. Jonas, an individual (collectively, the “Reporting Persons”).

IDT is a facilities-based, multi-national telecommunications carrier that provides services and products to retail and wholesale customers worldwide, including prepaid debit and rechargeable calling cards, wholesale carrier services and consumer long distance services. IDT’s business address is 520 Broad Street, Newark, NJ 07102.

IDT Venture, a wholly-owned subsidiary of IDT, is principally engaged in the investment in opportunities that appropriately complement IDT’s internal endeavors. IDT Venture’s business address is 520 Broad Street, Newark, NJ 07102.

MUKC, a wholly-owned subsidiary of IDT Ventures, is a holding company. MUKC’s business address is 520 Broad Street, Newark, NJ 07102.

MCPH, a wholly-owned subsidiary of IDT Ventures, is a holding company. MCPH’s business address is 520 Broad Street, Newark, NJ 07102.

Howard S. Jonas is the Chairman of the Board, founder and controlling shareholder of IDT. Mr. Jonas is a United States Citizen. The address of his principal place of business is 520 Broad Street, Newark, NJ 07102.

Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each executive officer and director of IDT, IDT Venture, MUKC and MCPH, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the aforementioned entitities, as the case may be, for which such information is set forth.

(d)-(e)

Based in part on previous filings by Microsoft Corporation with regard to beneficial ownership in Telewest, during the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of such entities has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

IDT Ventures purchased all of the outstanding stock of MUKC and MCPH with $5 million in cash from its affiliate’s accounts.

Item 4.    Purpose of Transaction

On May 23, 2003, pursuant to the Securities Purchase Agreement by and between Microsoft Corporation and IDT Venture (the “Purchase Agreement”), IDT Venture acquired all of the outstanding capital stock of MUKC and MCPH. The description of the Purchase Agreement throughout this Schedule 13D is qualified by reference to such Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Concurrently with the purchase, all officers and members of the board of directors of MUKC and MCPH resigned.

Item 5.    Interest in Securities of the Issuer

(a)    MUKC directly beneficially owns 595,670,822 Ordinary Shares and 60,322,654 Limited Voting Shares, representing 20.7% and 73.1% of each respective class. MCPH directly beneficially owns 40,385,202 Ordinary Shares, representing 1.4% of such class. The calculations included herein are based on Telewest having 2,873,623,318 Ordinary Shares outstanding and 82,507,747 Limited Voting Shares Outstanding, as confirmed by Telewest on May 28, 2003.

IDT Venture does not directly own any shares of Telewest. IDT Venture is the 100% shareholder of MUKC and MCPH, and as such may be deemed the indirect beneficial owner of 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares, representing 22.1% and 73.1% of each respective class.

IDT does not directly own any shares of Telewest. IDT is the 100% shareholder of IDT Venture, and as such may be deemed the indirect beneficial owner of 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares, representing 22.1% and 73.1% of each respective class.

Howard S. Jonas does not directly own any shares of Telewest. As of November 5, 2002, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock, par value $.01 of IDT and 9,317,548 shares of Class B Common Stock, par value $.01 of IDT, representing approximately 21.5% of the outstanding shares of IDT and 56.2% of the combined voting power of IDT. Mr. Jonas may be deemed the indirect beneficial owner of 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares, representing 22.1% and 73.1% of each respective class.

To the best knowledge of the Reporting Persons, except as described herein with respect to Mr. Jonas, none of the persons listed on Schedule I to this Schedule 13D beneficially owns or has the right to acquire any Ordinary Shares or Limited Voting Shares.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Act, the beneficial owner of shares of Telewest owned by other parties.

Each of the Reporting Persons disclaims membership in a group with regard to Telewest for purposes of Section 13(d) of the Act.

(b)    By virtue of its ownership of all of the outstanding shares of MUKC and MCPH, IDT Venture may deemed to share with (i) MUKC the power to vote and dispose of 595,670,822 Ordinary Shares and 60,322,654 Limited Voting Shares and (ii) MCPH the power to vote and dispose of 40,385,202 Ordinary Shares.

By virtue of its ownership of all of the outstanding shares of IDT Venture, IDT may be deemed to share with IDT Venture the power to vote and dispose of 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares.

By virtue of his ownership of shares of IDT, representing approximately 56.2% of the combined voting power of IDT, Mr. Jonas has the power to control the election of directors to IDT’s board of directors, and therefore he may be deemed to share with IDT the power to vote and dispose of 636,056,024 Ordinary Shares and 60,322,654 Limited Voting Shares.

(c)    Except as described herein and as previously described in this Item and in Item 3 and Item 4 above, no transactions in the Ordinary Shares or the Limited Voting Shares have been effected by the Reporting Persons, nor to the best knowledge of the Reporting Persons, by the persons listed on Schedule I to this Schedule 13D, during the last 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

IDT, Telewest and Telewest Finance (Jersey) Limited are entering into a Voting Agreement, a form of which is attached as Exhibit 2, with respect to a proposed financial restructuring of Telewest. If the proposed restructuring were effected, the Reporting Persons’ aggregate interest in Telewest would be approximately 0.7%.

Item 7.    Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement by and between Microsoft Corporation and IDT Venture Capital, Inc., dated as of May 23, 2003.

Exhibit 2	Form of Voting Agreement by and among Telewest Communications plc, Telewest Finance (Jersey) Limited and IDT Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2003

MICROSOFT UK CABLE, INC.

By:	/S/ IRA A. GREENSTEIN

Name:	Ira A. Greenstein
Title:	President and Director

MICROSOFT CABLE PARTNERSHIP HOLDINGS, INC.

By:	/S/ IRA A. GREENSTEIN

Name:	Ira A. Greenstein
Title:	President and Director

IDT VENTURE CAPITAL, INC.

By:	/S/ IRA A. GREENSTEIN

Name:	Ira A. Greenstein
Title:	President and Director

IDT CORPORATION

By:	/S/ JAMES A. COURTER

Name:	James A. Courter
Title:	Chief Executive Officer, Vice Chairman of the Board and Director

By:	/S/ HOWARD S. JONAS

Name:	Howard S. Jonas, individually

SCHEDULE I

Additional Information Concerning the Reporting Persons

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Howard S. Jonas	Chairman of the Board and Director	Chairman of the Board	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Chief Executive Officer, Vice Chairman of the Board and Director	Chief Executive Officer, Vice Chairman of the Board and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Ira A. Greenstein	President	President	c/o IDT 520 Broad Street Newark, NJ 07102

Michael Fischberger	Chief Operating Officer and Director	Chief Operating Officer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Treasurer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marcelo Fischer	Chief Accounting Officer and Controller	Chief Accounting Officer and Controller	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Senior Vice President, General Counsel, Secretary and Director	Senior Vice President, General Counsel, Secretary and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Moshe Kaganoff	Executive Vice President of Strategic Planning	Executive Vice President of Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Geoffrey Rochwarger	Executive Vice President of Telecommunications	Executive Vice President of Telecommunications	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Lichtenstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

E. Brian Finkelstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Jonathan Levy	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development	c/o IDT 520 Broad Street Newark, NJ 07102

Marc E. Knoller	Director	President and Chief Operating Officer of IDT Media, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

J. Warren Blaker	Director	Professor, Fairleigh Dickinson University	Fairleigh Dickinson University Teaneck-Hackensack Campus 1000 River Road Teaneck, NJ 07666

Rudy Boschwitz	Director	Chairman of the Advisory Committee of the Center for Global Food Issues, Former U.S. Senator	Center for Global Food Issues P.O. Box 202 Churchville, VA 24421-0202

Saul Fenster	Director	President Emeritus of the New Jersey Institute of Technology	New Jersey Institute of Institute of Technology; University Heights; 323 Martin Luther King Blvd.; Newark, NJ 07102

Jack F. Kemp	Director	Former U.S. Congressman and former Secretary of Housing and Urban Development	c/o IDT 520 Broad Street Newark, NJ 07102

Michael J. Levitt	Director	Chairman of Stone Tower Capital LLC	c/o IDT 520 Broad Street Newark, NJ 07102

Marc J. Oppenheimer	Director	President and CEO of Crystallex International Corporation	Crystallex Int’l Corp. 579 Richmond Street West, Suite 301 Toronto ON M5V 1Y6 Canada

William A. Owens	Director	Vice Chairman of the Board and Co-Chief Executive Officer of Teledisc LLC and former Vice Chairman of the Joint Chiefs of Staff	Teledesic LLC 1445 120th NE Bellevue, WA 98005

William F. Weld	Director	Principal, Leeds Weld & Co. and former Governor of Massachusetts	Leeds Weld & Co. 660 Madison Avenue New York, NY 10021

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT Venture. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Ira A. Greenstein	President and Director	President of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Secretary and Director	Senior Vice President, General Counsel and Secretary of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of MUKC. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Ira A. Greenstein	President and Director	President of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Lichtenstein	Vice-President and Director	Chief Executive Officer of IDT Telecom, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Secretary and Director	Senior Vice President, General Counsel and Secretary of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of MCPH. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Ira A. Greenstein	President and Director	President of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Lichtenstein	Vice-President and Director	Chief Executive Officer of IDT Telecom, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Secretary and Director	Senior Vice President, General Counsel and Secretary of IDT	c/o IDT 520 Broad Street Newark, NJ 07102